[OLSHAN LETTERHEAD]
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                                                         FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2259
                                                    EMAIL: HKESNER@OLSHANLAW.COM

                                  June 23, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

     RE: AMENDMENT NO. 2 TO RELATIONSERVE MEDIA, INC.
         REGISTRATION STATEMENT ON FORM SB-2 FILED MAY 23, 2006
         FILE NO. 333-132586

Dear Mr. Spirgel:

     We are securities counsel to RelationServe Media, Inc. (the "Company"). We are submitting responses to the comment letter from the Division of Corporation
Finance, dated June 2, 2006, relating to Amendment No. 2 to the Company's
Registration Statement on Form SB-2 filed May 23, 2006 ("Amendment No. 2"). The following responses have been numbered to correspond to the Staff's comments and are being filed together with Amendment No. 3 to Registration Statement on Form
SB-2 (the "Amendment No. 3"). Please note that we have made changes to Amendment
No. 3 to reflect the Company's sale, consummated on June 5, 2006, of the assets and business of RelationServe previously owned by the Company's wholly-owned subsidiary, RelationServe Access, Inc. Accordingly, Amendment No. 3 includes pro-forma financial information as required under Regulation S-X.

GENERAL

1.   WE NOTE THAT THE COMPANY IS NOW REQUIRED TO REGISTER 110%, RATHER THAN
     130%, OF THE NUMBER OF SHARES OF COMMON STOCK INTO WHICH THE DEBENTURES ARE
     CONVERTIBLE, AND THAT YOU ARE REQUIRED TO REGISTER THE ADDITIONAL 20% IF
     AND WHEN THE COMPANY RECEIVES SHAREHOLDER APPROVAL TO INCREASE THE
     AUTHORIZED NUMBER OF SHARES OF COMMON STOCK. IN YOUR NEXT RESPONSE LETTER,
     PLEASE PROVIDE US WITH THE FOLLOWING INFORMATION: THE NUMBER OF ISSUED
     SHARES; THE NUMBER OF AUTHORIZED BUT UNISSUED

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

June 23, 2006

     SHARES THAT ARE RESERVED FOR SPECIFIC PURPOSES, IDENTIFYING EACH SPECIFIC
     PURPOSE (INCLUDING THE REQUIREMENT OF THE COMPANY TO REGISTER 110% OF THE
     NUMBER OF SHARES OF COMMON STOCK INTO WHICH THE DEBENTURES ARE
     CONVERTIBLE); AND THE NUMBER OF AUTHORIZED BUT UNRESERVED SHARES.

     The Company has 90,000,000 shares of common stock authorized for issuance.

     The Company has 42,755,082 shares of common stock issued and outstanding, which includes: (i) 3,216,500 shares of common stock previously registered, (ii)
283,136 shares of restricted common stock granted under the Company's 2005
Incentive Stock Plan of which 90,000 shares are being registered hereunder,
(iii) 525,000 shares of Common Stock issued to the Company's debenture holders and to which the Company is required to register 110%, equaling 577,500 shares of common stock being registered, and (iv) 4,020,002 shares of common stock issued to certain debenture holders upon the exercise of $0.01 warrants and to which the Company is required to register 110%, equaling 4,422,002 shares of common stock being registered.

     The Company has reserved 6,647,515 shares of common stock, which includes an additional 604,320 shares pursuant to the requirement to register 110% of the shares issuable upon the exercise of $0.01 warrants.

     The Company has reserved 4,419,000 shares of common stock for issuance upon the exercise of $0.25 warrants.

     The Company has reserved 812,500 shares of common stock for issuance upon the exercise of $2.00 warrants.

     The Company has reserved 524,257 shares of common stock for issuance upon the exercise of $3.50 warrants.

     The Company has reserved 25,630,000 shares of common stock, which includes an additional 2,330,000 shares pursuant to the requirement to register 110% of the shares issuable upon the conversion of debentures.

     The Company has reserved 3,300,000 shares under the Company's 2005
Incentive Stock Plan pursuant to which the Company has granted, (i) options to purchase 2,831,500 shares of common stock of which 600,000 are being registered hereunder and (ii) 283,136 shares of common stock of which 90,000 shares are being registered hereunder.

     The Company has reserved 2,000,000 shares under the Company's 2005
Non-Employee Director's Plan pursuant to which the Company has granted options to purchase 1,100,000 shares of common stock.

     The Company has reserved 2,700,000 shares under the Company's 2006
Incentive Stock Plan pursuant to which the Company has granted options to purchase 200,000 shares of common stock.

June 23, 2006

     The Company has 1,040,282 shares of common stock authorized, but unreserved.

     The foregoing information is based upon the transfer agent's records and the Company's board minutes and records relating to the warrants, options and plans.

LEGAL PROCEEDINGS, PAGE 50

2.   AS REQUESTED IN PRIOR COMMENT 15 TO OUR LETTER DATED MAY 11, 2006, PLEASE
     DISCLOSE THE PURCHASE PRICE OF THE SHARES FOR WHICH THE PLAINTIFFS SEEK
     RESCISSION.

     The purchase price has been disclosed in accordance with the Staff's comment.

EXHIBITS

3.   PLEASE FILE WITH YOUR NEXT AMENDMENT THE EXHIBIT 5.1 LEGALITY OPINION OR
     PROVIDE US WITH A DRAFT COPY OF THE OPINION WITH YOUR RESPONSE LETTER, AS
     WE WILL NEED SUFFICIENT TIME TO REVIEW THE OPINION.

     A legality opinion has been included with Amendment No. 3 as Exhibit 5.1.

                                     CLOSING

     FOR YOUR CONVENIENCE, UNDER SEPARATE COVER WE WILL DELIVER TO YOU:

     o    two (2) marked copies of the Amendment No. 3 (compared to Amendment
          No. 2);

     o    two (2) clean copies of Amendment No. 3.

     We welcome a further discussion on any of our points addressed within this response letter. The Company would like to request acceleration of the effectiveness of the Registration Statement at 12:00 p.m. EST on June 26, 2006.
Should you have any questions, please contact the undersigned at (212) 451-2259 or Kenneth Schlesinger at (212) 451-2252.

June 23, 2006

                                        Very truly yours,

                                        /s/ Harvey J. Kesner
                                        ----------------------------------------
                                        Harvey J. Kesner

cc: Donald Gould

June 23, 2006

bcc: Michael Brauser
     Paul Soltoff
     Ed Hackert
     Nilene Evens
     Kenneth Schlesinger
     Mark Lakin
     Jonathan Deblinger